                                                                      Exhibit 12



                      AMERICAN INTERNATIONAL GROUP,  INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (in thousands, except ratios)





                                                                  SIX MONTHS ENDED JUNE 30,           THREE MONTHS ENDED JUNE 30,
                                                                  -------------------------           ---------------------------
                                                                   1994              1993                 1994              1993

Income before income taxes and cumulative effect of
  accounting changes                                        $     1,419,103    $    1,290,510       $      740,693    $      650,239
Less - Equity income of less than 50% owned persons                  20,730            21,599               12,322            11,325
Add - Dividends from less than 50% owned persons                      2,743             2,749                1,772             1,416
                                                                -----------       -----------         ------------       -----------
                                                                  1,401,116         1,271,660              730,143           640,330
Add -
  Fixed charges                                                     704,956           695,192              346,265           345,061
Less -
  Capitalized interest                                               22,272            21,731               10,927            10,398
                                                                -----------       -----------         ------------       -----------
Income before income taxes, cumulative effect of
  accounting changes and fixed charges                      $     2,083,800    $    1,945,121       $    1,065,481    $      974,993
                                                                ===========       ===========         ============       ===========
Fixed charges:
  Interest costs                                            $       671,540    $      655,904       $      329,557    $      325,417
  One-third rental expenses *                                        33,416            39,288               16,708            19,644
                                                                -----------       -----------         ------------       -----------
      Total fixed charges                                   $       704,956    $      695,192       $      346,265    $      345,061
                                                                ===========       ===========         ============       ===========

Ratio of earnings to fixed charges                                     2.96              2.80                 3.08              2.83


*  The proportion deemed representative of the interest factor.



The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 5.59 and 5.66 for the second quarter and 5.61 and 5.78 for the first six months of 1994 and 1993, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.





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